

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 15, 2022

Jeff Ciachurski
Chief Executive Officer
Greenbriar Capital Corp.
632 Foster Avenue
Coquitlam, British Columbia, Canada, V3J 2L7

> **Re: Greenbriar Capital Corp.**
> **Amendment No. 1 to Registration Statement on Form 20-F**
> **Filed March 28, 2022**
> **File No. 000-56391**

Dear Mr. Ciachurski:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form 20-F filed March 28, 2022

Item 1. Identity of Directors, Senior Management and Advisers, page 3

1. We note your response to comment 2 and reissue the comment in part. We note your disclosure regarding the minimum hours per week devoted by the officers and directors and, in particular, that Mr. Ciachurski devotes a minimum of 40 hours per week to your company. Considering that he simultaneously serves as chief executive officer of Captiva Verde Wellness Corp., please provide the percentage of his time those 40 hours consume.

Item 3. Key Information, page 4

2. We note your added disclosure that after your application for the Montalva Solar Project was not approved in 2021, you submitted a new application for approval to the Puerto Rico Financial Oversight and Management Board. Given that you have extended your lease agreements for the land related to this project until December 2022 and you disclose

the risk that you may not be able to extend these agreements further or identify alternate sites, please briefly describe the hurdles that remain to obtaining approval so investors can evaluate the risk that you may not obtain approval and as a result would not be able to proceed with this project.

3.   We note your response to comment 1. Please file the Montalva and Lajas land lease option agreements or tell us why these agreements are not required to be filed. Refer to exhibit 4 under "Instructions as to Exhibits" of Form 20-F.

Item 4. Information on the Company, page 16

4.   We note your response to comment 3 and your disclosure indicating that "[t]here is no assurance that the approval of the [Puerto Rico Financial and Management Oversight Board] will be forthcoming on terms acceptable to the Company, or at all." Please reconcile this disclosure with your statement in the investor presentation dated February 10, 2022 available on your website that lists a "ground breaking on Montalva" in April 2022 as an "upcoming catalyst."

Item 6. Directors, Senior Management and Employees, page 38

5.   We note your response to comment 6 and reissue the comment. In the investor presentation dated February 10, 2022 available on your website, Paul Morris is referred to as "CEO of Sage Ranch." Please advise or revise.

General

6.   Please reconcile or advise us regarding the below statements from the investor presentation dated February 10, 2022 available on your website, all of which appear to differ from the information provided in the registration statement.
   • "Most undervalued stock in the Real Estate, ESG, and Solar Energy Universe."
   • "Delivered a 54.9% yearly Combined Annual Growth Rate on Sage Ranch for 11 years."
   • "Managing highly productive and experienced executives and motivating them with a servant-leader style of leadership plus great incentives for a 300% increase in output."
   • "Ground Breaking on Sage Ranch Q3 2022."

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeffrey Lewis at 202-551-6216 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Mary Beth Breslin at 202-551-3625 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Leo Raffin